SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934
or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934
Commission File Number: 000-51482
BioLok International Inc.
(Exact Name of Registrant as Specified in its Charter)
368 South Military Trail, Deerfield Beach, Florida 33442 (954) 698-9998
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)
Common Stock, $0.01 par value per share
(Title of Each Class of Securities Covered by this Form)
None
(Titles of All Other Classes for Which a Duty to File Reports Under Section 13(a) or 15(d) Remains)
Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐
Approximate number of holders of record as of the certification or notice date: One
Pursuant to the requirements of the Securities Exchange Act of 1934, BioLok International Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 2, 2006	By:	/s/ Mortimer Berkowitz III

Mortimer Berkowitz III
President